UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for use of the Commission Only (as permitted by Rule 14c-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12
SITESTAR CORPORATION

(Name of Registrant as Specified in Its Charter)

Jeffrey I. Moore Shareholder Group
(Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, M & M Investments, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Steven L. Kiel, Alesia Value Fund LLC, Alesia Asset Management LLC, Christopher Olin and Jeremy K. Gold)

Thomas R. Braziel, Jeremy K. Deal, Rodney Lake, Tobias B. Shute, and David Waters

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

☒            No fee required

☐            Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)            Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined.):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
☐ Fee paid previously with preliminary materials.

☐            Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)            Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

THE JEFFREY I. MOORE SHAREHOLDER GROUP

January 20, 2015

Dear Fellow SiteStar Shareholders:

Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, M & M Investments, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Steven L. Kiel, Alesia Value Fund LLC, Alesia Asset Management LLC, Christopher Olin and Jeremy K. Gold (collectively, the “Moore Shareholder Group” or “we”) are the beneficial owners of an aggregate of 13,091,816 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of SiteStar Corporation, a Nevada corporation (“SiteStar” or the “Company”), representing approximately 17.7% of the outstanding shares of Common Stock, making us one of the Company’s largest shareholders.

The most basic responsibility of a public company is to hold a shareholder meeting and allow the owners of the company to vote on who should represent them as directors. We are excited to finally give you the opportunity to exercise your right to vote. This basic corporate right has been denied to you for at least a decade despite both the state legal requirement and the requirement in the Company’s By-laws to hold an annual shareholder meeting in order to elect directors. For this reason we are holding a special shareholder meeting for this purpose, as is allowed by the Company’s By-laws and the laws of the state of Nevada. We are taking this extraordinary step in order to give you the opportunity to vote on who should represent you as directors of your Company.

The Company’s decision to not carry out a basic corporate requirement such as a shareholder vote is indicative of the Company’s lack of respect for its shareholders. There are several others. We’ve identified three key issues for the Company:

1.	Corporate Governance: The Company must carry out the duties required of it according to the Company’s By-laws and Nevada law. We believe that new, energetic Board members are needed for several reasons:

a.	Additional skills at the director level would benefit the Company and its shareholders.

b.	A larger Board would allow for Board committees and better operational oversight.

c.	A Board made up of several directors with significant ownership stakes in the Company will ensure management and shareholder interests are aligned.

2.	Recognize the Interests of all Shareholders: The Board of Directors should represent all shareholders, not simply the shareholder interests of the current CEO. Major decisions should be discussed at Board meetings with Board minutes kept. Corporate activity should be kept separate from personal activity.

3.	Allocation of Capital: As the transition from Internet operations to real estate investment continues, it is imperative that the Board of Directors and management have a firm understanding of how to properly allocate capital. It is vital that directors analyze whether the investments the Company makes earn an acceptable rate of return when compared to all alternatives.

Unfortunately, the Company has failed miserably on these three issues. Shareholder meetings have not been held. There has only been one Board meeting in the past year, with management admitting none had been held before Mr. Moore joined the Board in late October of 2013. SEC filings consistently contain errors, as major as accounting restatements and as minor as the age and address listed for a director. The concerns of major shareholders have been dismissed. The Company’s promises to improve real estate revenue commensurate with the value of the assets have not been fulfilled. Capital allocation has been poor.

We have made every effort to assist the current Board with their duties, including suggesting service providers to assist them with carrying out required activities such as holding a shareholder meeting. We also suggested a Board member be appointed to represent independent shareholders (An appointment which was made in the Fall of 2013, followed by the pre-existing Board refusing to meet or take phone calls with the new Board member a mere three months later, a truly bizarre situation.). On several occasions we have offered to assist with work on the properties in order to expedite revenue generation. Unfortunately, our offers to help the Company succeed have been repeatedly rebuffed.

It is clear to us that the Company is not aggressively working to generate revenue in the real estate operations. We believe the Company lacks the infrastructure to repair the properties at a pace necessary to achieve an acceptable time-adjusted return on investment. We also believe that the Company lacks the infrastructure to provide effective property management once properties are repaired. Current management appears content to sit on unrepaired, uninsured, and vacant properties, as is highlighted by the next to non-existent turnover of the properties listed for rent and sale on the Company’s real estate website.

Mr. Erhartic appears to have had a skill in buying undervalued properties. Unfortunately we do not believe he has shown even a minimum amount of skill in the rehabilitation or management of these properties.

For these reasons, and others detailed in the enclosed proxy statement, we are calling a Special Meeting of stockholders of the Company, as permitted by the Company’s By-laws, and are nominating a slate of directors for election at the stockholder meeting. We believe significant changes to the composition of the Board of Directors of the Company are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our nine nominees at the Special Meeting of Shareholders scheduled to be held on February 12, 2015 at 10:00 A.M., local time, at 65 Locust Avenue, Suite 302, New Canaan, CT 06840 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Special Meeting”).

We have come to the conclusion that the majority of the current Board does not have the requisite ability, knowledge, or interest in gaining the necessary skills to lead a Company with outside shareholders. We believe you deserve a Board whose interests are aligned with yours, a Board who has appropriate and relevant skills, and a Board who shares the objective of enhancing value for the benefit of all shareholders. The individuals we have nominated are highly skilled, capable, and committed to making SiteStar stronger and more profitable. It is time for fresh leadership who are energized to create value on your behalf.

We hope that you share our excitement about the prospect of positive change at SiteStar. Please carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about January 20, 2015.

If you have any questions or require any assistance with your vote, please contact InvestorCom, Inc., who are assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Jeffrey I. Moore

Jeffrey I. Moore

/s/ Steven L. Kiel

Steven L. Kiel

Arquitos Capital Partners, LP

/s/ Jeremy K. Gold

Jeremy K. Gold

Alesia Value Fund LLC

/s/ Christopher Olin

Christopher Olin

Alesia Value Fund LLC

/s/ William T. May

William T. May

/s/ Julia H. Moore

Julia H. Moore

/s/ Jay B. Moore

Jay B. Moore

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Moore Shareholder Group’s proxy materials,

please contact InvestorCom at the phone numbers listed below.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF

SITESTAR CORP.

_________________________

PROXY STATEMENT

OF

THE JEFFREY I. MOORE SHAREHOLDER GROUP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, M & M Investments, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Steven L. Kiel, Alesia Value Fund LLC, Alesia Asset Management LLC, Christopher Olin and Jeremy K. Gold (collectively, the “Moore Shareholder Group” or “we”) are significant shareholders of SiteStar Corp., a Nevada corporation (“SiteStar” or the “Company”), owning approximately 17.7% of the outstanding shares of Common Stock, par value $0.001 per share (the “Common Stock”), of the Company.

Pursuant to Article IV, Section 3 of the By-Laws of the Company, as holders of shares entitled to cast not less than one-tenth (1/10) of the votes of SiteStar, we requested in November 2014 that the Company call a Special Meeting of the stockholders of the Company for the purpose of electing a slate of nominees to the Company’s Board of Directors (the “Board”). We were forced to take this action due to the Company’s continued refusal to schedule a shareholder meeting as required by the By-Laws. Because the Company failed to cause notice to be given for such special meeting following our written request, we, as holders of more than one-tenth (1/10) of the votes of the Company, are providing this notice directly to the Company stockholders as permitted by the By-Laws.

We are seeking to elect a full slate of nominees to the Board because we believe that significant change in the boardroom is necessary to address poor corporate governance, the lack of recognition of minority shareholders, and poor capital allocation decisions. We have nominated a slate of highly qualified and capable candidates with relevant backgrounds who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the Special Meeting of Shareholders scheduled to be held on February 12, 2015, at 10:00 A.M., local time, at 65 Locust Avenue, Suite 302, New Canaan, CT 06840 including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Special Meeting”), for the following:

1.	To elect The Moore Shareholder Group’s director nominees, Jeffrey I. Moore, Steven L. Kiel, Jeremy K. Gold, Thomas R. Braziel, Jeremy K. Deal, Rodney Lake, William T. May, Tobias B. Shute, and David Waters

2.	To ratify the appointment of Ciro E. Adams, CPA, LLC as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2015

This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. See “Voting and Proxy Procedures” on page 14 for additional information.

As of the date hereof, the members of the Moore Shareholder Group collectively beneficially own 13,091,816 shares of Common Stock. We intend to vote all of the Moore Shareholder Group FOR the election of the Nominees.

The close of business on January 7, 2015 has been set as the record date for determining shareholders entitled to notice of and to vote at the Special Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 7109 Timberlake Road, Lynchburg, VA 24502. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Company, as of the Record Date, there were 74,085,705 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY THE MOORE SHAREHOLDER GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE MOORE SHAREHOLDER GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

THE MOORE SHAREHOLDER GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

WE ARE NOT AWARE OF ANY OPPOSING PROXY SOLICITATIONS BY COMPANY MANAGEMENT OR ANY OTHER SHAREHOLDER GROUP. IF, HOWEVER, YOU HAVE ALREADY SENT A PROXY CARD THAT WAS FURNISHED TO YOU BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON THE NOMINEES DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting—This

Proxy Statement and our WHITE proxy card are available at

www.icommaterials.com/SYTE

2

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. The Moore Shareholder Group urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Moore Shareholder Group, c/o InvestorCom, Inc. (“InvestorCom”), in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or via the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you may receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

Remember, you can vote for our nine Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

3

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

On July 1, 2011, Jeffrey Moore began accumulating a position in SiteStar under the belief that shares were undervalued relative to the Company’s assets.

On January 18-20, 2012, Jeffrey Moore and William May traveled to Virginia to verify ownership and examine SiteStar’s real estate holdings. There was no meeting with management.

On June 1, 2012, Jeffrey Moore filed a Schedule 13D on the Company indicating that he felt shares were undervalued.

On July 12-13, 2012, Jeffrey Moore met with SiteStar CEO Frank Erhartic and toured several of the Company’s properties. Moore expressed support for the transition into real estate and concern about the slow pace of the construction work. He also expressed the need for a shareholder meeting and the investigation of various shareholder friendly measures including a share buyback. Erhartic stated that a shareholder meeting would be held soon, and that he would look into the other matters.

On September 24, 2012, Arquitos Capital Partners, LP (Arquitos) began accumulating a position in SiteStar under the belief that shares were undervalued relative to the Company’s assets.

On June 24, 2013, Jeremy Gold began accumulating a position in SiteStar under the belief that shares were undervalued relative to the Company’s assets.

On June 29, 2013, Jeffrey Moore and Steven Kiel toured numerous SiteStar properties after weeks of management not responding to either of their concerns.

On July 2, 2013, Jeffrey Moore amended his previous 13D to seek a conversation with management and indicated concern over stalled real estate operations, corporate transparency, capital allocation, share and debt issues.

On August 28, 2013, Arquitos sent a letter to Frank Erhartic and SiteStar CFO Daniel Judd. The letter expressed concern about the persistent discount in the price of SiteStar’s shares relative to the Company’s intrinsic value. The letter offered several suggestions to the Company, among them to hold a shareholder meeting and to add Jeffrey Moore as a director. Mr. Kiel and Mr. Moore had not previously discussed the possibility that Mr. Moore be added as a director, though they had generally discussed the idea that they believed additional directors may be needed.

On September 24, 2013, Arquitos president Steven Kiel held a conference call with Frank Erhartic and Daniel Judd to discuss the Arquitos letter. Erhartic expressed interest in following several of the suggestions, including holding a shareholder meeting and adding Mr. Moore as a director.

On September 27, 2013, Alesia Value Fund LLC (Alesia) began accumulating a position in SiteStar under the belief that shares were undervalued relative to the Company’s assets.

On October 15, 2013, SiteStar director Julia Erhartic’s resignation as a director was effective. For several days after this, Mr. Moore was in Virginia assisting the Company with its real estate operations including lining up various contractors, making work schedules, and engaging in other discussion on ways to enhance shareholder value including the monetization of the domain name www.first.com. Management expressed interest in his various suggestions.

4

On October 21, 2013, Jeffrey Moore was appointed as a director with a term to last until the Company’s next shareholder meeting.

The Board held two meetings in December of 2013. The Board discussed holding a shareholder meeting and assigned Mr. Moore to research the matter. Mr. Moore provided detailed information, including a potential service provider, to Messrs. Erhartic and Judd.

On December 29, 2013, Arquitos requested a meeting with Mr. Erhartic. Mr. Erhartic declined to meet.

By January 2014, Frank Erhartic and Daniel Judd ceased regular communication with Mr. Moore. To the best of our knowledge, SiteStar, until this month, had not held a Board meeting since January 2014. In a meeting in July of 2014 with Messrs. Kiel and Moore, Mr. Erhartic said that before the appointment of Mr. Moore to the Board, that there had never been Board meetings.

On January 3, 2014, Arquitos and JDP Capital Management, an entity controlled by Jeremy Deal, delivered a letter to Frank Erhartic offering to purchase no less than 12 million shares from him personally. Mr. Erhartic had previously indicated that he was interested in selling a large number of shares. This letter did not receive a formal response.

On January 27, 2014, Jeffrey Moore filed an amendment to his original 13D requesting a meeting with the Company to discuss issues including corporate governance and transparency, seemingly stalled real estate operations, capital allocation strategies, transparency of operational strategy, cancellation and retirement of the shares of a former director, debt, and Board composition. This 13D was filed even though Mr. Moore continued to serve as a director, because Mr. Erhartic and Mr. Judd refused to respond to Mr. Moore’s requests to hold a Board meeting.

On April 15, 2014, SiteStar filed a 10-K with the Securities and Exchange Commission (SEC). This 10-K contained various inaccuracies. Chief among them was the unauthorized electronic signature of Jeffrey Moore. The 10-K had not previously been disclosed to Mr. Moore for his review. The Company had not requested and Mr. Moore had not authorized the Company to add his signature to the filing. With regards to Mr. Moore specifically, the filing contained various inaccuracies including his age, address, and ownership stake in the Company. Mr. Moore contacted Mr. Erhartic and Mr. Judd immediately upon seeing the filing with a request to correct this information as well as an explanation as to why Mr. Moore had not been given an opportunity to review the 10-K prior to its filing. Mr. Moore only received a text message response from Mr. Erhartic saying that he saw the error, but didn’t know how to fix it.

On April 16, 2014, Arquitos filed a 13D and requested a meeting with Mr. Erhartic and Mr. Judd. Arquitos did not receive a response to this request.

On April 17, 2014, Mr. Moore amended his 13D to demand that the Company correct its 10-K filing from April 15, 2014. Mr. Moore did not receive a response.

On June 2, 2014, Mr. Moore and Arquitos delivered a letter to SiteStar demanding access to inspect the books and records of the Company as provided by the Company’s By-laws. This letter also again requested a meeting with the Company.

On June 3, 2014, Mr. Moore, Arquitos, and Alesia entered a joint filing agreement and filed a group 13D.

5

On June 12, 2014, Mr. Moore and Mr. Kiel traveled to the Company’s headquarters to meet with Mr. Erhartic and Mr. Judd and to deliver an additional copy of the letter demanding the right to inspect the Company’s books and records. Mr. Erhartic was not present at the Company’s headquarters. Mr. Judd refused to meet. When we returned to the Company’s office in the afternoon to renew our request to meet, we discovered Mr. Judd and the rest of the office staff had left for the day. It is our understanding that SiteStar later discussed our demand with the Company’s legal counsel and was advised to accede to the request.

On July 15, 2014, Mr. Moore and Mr. Kiel met with Mr. Erhartic and Mr. Judd at the Company’s headquarters in Lynchburg, Virginia to inspect the Company’s books and records. The meeting was unnecessarily confrontational. Mr. Judd continually challenged our inspection rights. Based on his responses, we believe he showed a lack of understanding for the corporate By-laws specifically and corporate governance in general. On several occasions, in response to our requests for the Company to hold a shareholder meeting, both Mr. Erhartic and Mr. Judd asked what the purpose would be for a shareholder meeting. At the conclusion of the meeting, we believed Mr. Erhartic made a commitment to hold a shareholder meeting. Mr. Moore offered to put him in touch with service providers who could assist the Company with holding the meeting.

On August 25, 2014, Mr. Kiel sent an email to Mr. Erhartic and Mr. Judd thanking them for meeting with us, asking about the status of the shareholder meeting, and again offering our assistance. Mr. Kiel did not receive a response.

On September 22, 2014, Mr. Moore asked Mr. Erhartic about the status of the shareholder meeting. Mr. Erhartic replied “Will get back to you on that. Hope to schedule a Board meeting in the near future.”

In September of 2014, Mr. Moore was contacted by two former employees of SiteStar. One of the former employees indicated concern for how the Company was being managed. Among other things, the former employee indicated that Company resources were being used for Mr. Erhartic’s personal use. This allegation was of the nature of using SiteStar contractors, while being paid by SiteStar, to do work on Mr. Erhartic’s personal real estate. While the amount of Company resources discussed were small, the allegations painted a troubling picture of disrespect for the line between Mr. Erhartic’s personal finances and SiteStar’s corporate finances. Both former employees expressed concerns over numerous code violations at SiteStar-owned properties.

On November 7, 2014, the Moore Shareholder Group delivered a letter to SiteStar’s management requesting a Special Meeting of the Shareholders in order to elect a slate of nine directors. The Company did not respond.

On December 19, 2014, the Moore Shareholder Group delivered a letter to SiteStar’s management indicating that due to SiteStar’s lack of response, we would be calling a Special Meeting for the purpose of electing directors.

On January 12, 2015, over the objection of Mr. Moore, the Board of SiteStar adopted a series of amendments to SiteStar’s bylaws, one of which removed the ability of shareholders to call a meeting of the shareholders. The amendments were not passed with retroactive effect. The Moore Shareholder Group believes that the meeting it has called, and to which this proxy relates, remains properly called pursuant to Nevada law and the SiteStar bylaws in effect when the meeting was called. If the meeting cannot be held in the initial time frame specified when the meeting was called and a new meeting must be called, which is no longer permitted under the bylaws, or the directors were to challenge the validity of the meeting in light of the bylaw amendments, Nevada law permits holders of 15% of the outstanding voting securities to petition a court to order a meeting for the election of directors if no meeting has been held within the prior 18 months. If either of those events occurs, the Moore Shareholder Group will petition the court to order a meeting.

6

REASONS FOR THE SOLICITATION

THE CURRENT BOARD DOES NOT HAVE THE REQUISITE KNOWLEDGE OR SKILL TO RUN SITESTAR IN THE BEST INTERESTS OF ALL SHAREHOLDERS.

Members of the Moore Shareholder Group have carried out extensive due diligence on SiteStar and its business for more than three years. We initially believed that SiteStar CEO Frank Erhartic had the skill to carry out the restructuring that the Company needed to improve revenue and effectively operate as a corporation. Unfortunately very little operational improvement has occurred over the past three years and corporate governance issues have repeatedly arisen. We believe the most disturbing part of Mr. Erhartic’s leadership is his inability to communicate what improvements need to be done and how to make them. This is despite our consistent offers to help him and the Company. We believe the past three years have shown that Mr. Erhartic and Mr. Judd do not respect the rights of outside shareholders nor do we believe they understand their corporate responsibilities. We believe that corporate governance continues to be poor and operational performance continues to be disappointing. It is clear that new, energetic leadership is needed to save SiteStar.

The Company’s stock price has consistently traded below book value because we believe market participants rightfully have little faith in SiteStar’s ability to function as a public company.

We are concerned about the Company’s poor corporate governance. The Company must carry out the duties required of it according to the Company’s By-laws and Nevada law. This includes holding annual shareholder meetings to vote on directors, holding and maintaining records for regular Board meetings, and ensuring information is correct in the Company’s SEC filings, among other things. We have been unable to determine the last time that the Company held a shareholder meeting to elect directors. The Company does not consistently hold Board meetings. Finally, the Company has material weaknesses in its internal controls as disclosed by the Company in its SEC reports. While this is understandable, to a degree, because of the small size of the Company, it is disconcerting that the Company has done little to address this issue. More robust oversight by the Board of Directors is clearly needed.

We are concerned that the Company does not recognize the interests of all Shareholders. The Board of Directors should represent all shareholders, not simply the shareholder interests of the current CEO. Major decisions should be discussed at Board meetings with minutes kept. We are disturbed about allegations from a former employee regarding corporate resources being used for the CEO’s personal use. We are concerned about how the CEO’s personal life negatively affected, and continues to negatively affect, the operations of the Company.

During a meeting by Mr. Moore and Mr. Kiel with Mr. Erhartic in 2013, Mr. Erhartic was asked why it appeared that such little progress was being made on the real estate renovations and generation of revenue from the real estate operations. Mr. Erhartic’s response was that he had been going through a divorce. While we sympathize with the challenges in Mr. Erhartic’s personal life, we do not accept this as an excuse for allowing valuable corporate assets to deteriorate.

In the publicly available divorce documents pertaining to Mr. Erhartic, several disturbing facts are disclosed. The most disturbing is that SiteStar’s most valuable real estate property, a residential real estate property on Plantation Grove valued at more than $300,000, was at one point titled to Mr. Erhartic and not the Company. According to Mr. Erhartic’s and Mr. Judd’s testimony, this property was later transferred back to SiteStar. While we have received assurances and reviewed documents that show it to be owned by SiteStar, it is our understanding that the property was purchased with SiteStar’s funds and originally was put in Mr. Erhartic’s name personally. In fact, Mr. Erhartic testified to the following “A lot of the transactions I did for SiteStar, they get recorded in my name and it gets – you have to deed it over…” It is clear that better Board oversight is needed to ensure proper segregation of funds.

7

We are concerned about the lack of significant revenue in the Company’s real estate holdings and the lack of a clear plan to monetize the Company’s assets. Management lacks a firm understanding of how to properly allocate capital. The Company has provided no documents or information indicating that they analyze the return on investment prospects before they make real estate acquisitions, and the Company has provided no documents or information indicating that they analyze the return on investment after they make real estate acquisitions. We believe the Company is allowing real estate assets to decay and incur future repair costs, thereby reducing future returns on investment due to neglect. Mr. Erhartic may have skillfully acquired SiteStar’s real estate, but we have seen little evidence that he has the ability to effectively monetize them. The lack of oversight by a Board of Directors has significantly exacerbated this problem.

It is time for new leadership at SiteStar. If elected, our Nominees will work to enhance shareholder value by addressing the concerns above. We will abide by the Company’s By-laws by holding annual shareholder meetings, holding and maintain records of regular Board meetings, and treating SiteStar as the public company that it is.

We will review all of the Company’s operations and determine the most effective way to generate shareholder value. This review will look at all available options for the real estate, internet operations, and potentially valuable Internet domain names, as well as the potential for new lines of business.

We have carefully selected a group of Nominees who have the skills necessary to effectively lead the Company. Three of our Nominees are significant shareholders in the Company. All members have significant capital allocation experience. Mr. Kiel has several real estate investments. Mr. Moore has extensive experience with residential real estate as a landlord. He has purchased and rehabbed dozens of homes. Unfortunately, his attempts to help Mr. Erhartic and Mr. Judd more effectively manage SiteStar’s real estate operations have been rebuffed for more than a year. If our Nominees are elected, they will seek to carry out the necessary work to generate cash flows from the Company’s real estate, to the benefit of all shareholders.

In addition to being a shareholder in SiteStar, Thomas Braziel serves as Co-Chairman of The Board for Winland Electronics, a publicly traded company that provides critical condition monitoring solutions. Mr. Braziel sits as a member of Winland’s Audit Committee and Nominating/Governance Committee. His experience will be critical as we work to improve the Company’s corporate governance.

We believe experiences such as these, along with those of our other Nominees and advisors, will be invaluable to the new SiteStar Board. We believe that the team of professionals we have proposed for election to the Board at the Special Meeting will provide the much needed energy and experience to significantly improve SiteStar’s governance, operations, and strategy.

8

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of three (3) directors. The Company’s By-laws allow for nine (9) directors. The Company claims that the terms of Mr. Erhartic and Mr. Judd run through December 31, 2014. However, the Company has not held a shareholder meeting to elect Mr. Erhartic and Mr. Judd. We believe their terms expire along with the term of Mr. Moore at the next shareholder meeting. We are seeking your support at the Special Meeting to elect our nine (9) Nominees: Jeffrey Moore, Steven Kiel, Jeremy Gold, Thomas Braziel, Jeremy Deal, Rodney Lake, William May, Tobias Shute, and David Waters. Each director Nominee will be entitled to serve until the next shareholder meeting is held.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

Jeffrey I. Moore, age 29, is a private investor and landlord. He is a founding member and the Presiding Partner of M & M Investments and co-founder and owner of Mt. Melrose LLC, a real estate investment company. Mr. Moore has served as a member of the board of directors of SiteStar Corp (OTCBB: SYTE) since October 21, 2013. He also serves as a board member and secretary of the Melrose Oakpark Neighborhood Association, a 501(c) nonprofit organization. He previously served as a board member of Woodhill Park Inc., a 209 unit townhome association.

Mr. Moore is a graduate of Eastern Kentucky University. Mr. Moore’s experience in real estate investment and management, his experience with other investments, as well as his familiarity with Sitestar’s real estate holdings make him qualified to serve on the Board. Mr. Moore is a significant shareholder in SiteStar.

Steven L. Kiel, age 36, is the founder and president of Arquitos Capital Management, a Registered Investment Advisory firm. He is the portfolio manager for Arquitos Capital Partners, a value-oriented investment partnership. Prior to founding Arquitos Capital Management in 2009, Mr. Kiel was an attorney in private practice. Mr. Kiel has also led a non-profit consulting firm and was a major gift officer at a nationally recognized, Washington D.C.-based, public policy organization.

Mr. Kiel is a captain and judge advocate in the Army Reserves and a veteran of Operation Iraqi Freedom. Mr. Kiel is a graduate of George Mason School of Law and Illinois State University, and is a member of the bar in Illinois and Washington, D.C. Mr. Kiel’s financial, leadership, and legal experience will make him an invaluable asset to the Board. Arquitos Capital Partners is a significant shareholder in SiteStar.

Jeremy K. Gold, age 22, is a Managing Member and co-founder of Alesia Asset Management LLC, a Los Angeles-based value-oriented investment firm. Mr. Gold holds a Bachelors of Arts in Physics from Williams College. Through personal and beneficial ownership, Mr. Gold is one of the largest shareholders of SiteStar and would be an excellent representative of minority shareholder interests on the Board.

9

Mr. Gold’s ownership of SiteStar, experience in evaluating investment decisions, and dedication to improving the capital allocation of the Company and the effectiveness of the Board make him qualified to serve on the Company’s Board of Directors.

Thomas R. Braziel, 30, is the co-founder and a managing partner of B.E. Capital Management, a deep value investment partnership focused on small and micro-cap companies and securities. Mr. Braziel currently serves as a director and co-chairman of Winland Electronics Inc. (OTCBB:WELX).

Mr. Braziel holds a M.A. in the Mathematics of Finance from Columbia University, as well as a B.A. in Economics from New York University. His investment and board experience make him qualified to serve on the Board. Mr. Braziel is a shareholder of SiteStar.

Jeremy K. Deal, 36, Jeremy Deal is the founder of JDP Capital Management, a San Diego-based hedge fund focused on deep value, distressed, and event-driven investments in U.S. public equities. Prior to founding JDP, Mr. Deal was a fundless private equity sponsor focused on distressed corporate divestitures. Mr. Deal was co-founder of Secure Wireless Inc., a designer and manufacturer of wireless devices for the home security industry. Secure Wireless was sold to Nortek Inc. (NASDAQ: NTK) in 2006. Mr. Deal was also the founder of Energy Eye Inc., a designer and manufacturer of management systems for limited service hotels. Energy Eye was sold to Somfy SA (EPA:SO) in 2011.

Mr. Deal is a graduate of U.S. International University (magna cum laude) with a BS in International Business and a minor in International Relations. Mr. Deal’s financial and operational experience makes him qualified to serve on the Board.

Rodney Lake, age 38, is the founder and Chief Investment Officer of The Benval Group LLC. Prior to forming Benval in 2013, Mr. Lake worked as a Senior Investment Officer in The George Washington University (GW) Investment Office. Beginning in 2005, Mr. Lake researched opportunities, identified investments and recommended implementation strategies/managers, including the use of derivatives across all asset classes, leading 20 investment allocations. Mr. Lake also made recommendations regarding overall portfolio strategy.

Mr. Lake is a Lecturer in Finance at the GW School of Business serving as an instructor for Applied Portfolio Management in the MBA program and Applied Financial Security Analysis in the undergraduate program. Mr. Lake is also the Chair of the Ramsey Student Investment Fund Conference. Mr. Lake graduated cum laude, from West Virginia Wesleyan College with a B.S. degree in business. He received his MBA from The George Washington University. His financial and capital allocation experience makes him qualified to serve on the Board.

William “Bill” May, age 73, is a private investor in single family rental real estate with more than 35 years of residential real estate experience, generating significantly in excess of $3.5 million of rental revenue in the previous 5 years. He is also the founder of the Central Kentucky Landlord Association. Formerly he served on the Board of Progressive Bank, a local Central Kentucky bank with $120m of assets. He formerly served as head plant engineer at Kraft Foods research plant and, prior to that, held various positions at General Cable and Okonite Company.

Mr. May’s ownership of stock in SiteStar, as well as his significant experience in residential real estate makes him qualified to serve on the Board.

10

Tobias B. Shute, age 32, is a consultant to various asset management firms and investment newsletters. From 2011 to mid-2014, he identified and analyzed investment opportunities for Centaur Capital Partners, the adviser to a long/short hedge fund as well as a total return-oriented mutual fund. Prior to 2011, he was a writer and analyst with The Motley Fool, a multimedia financial services firm. In that capacity, he published over 1,000 investment-related articles on fool.com and contributed several investment recommendations to The Motley Fool’s premium subscription services.

Mr. Shute holds a B.A. in Anthropology from Rice University. His experience in evaluating investment opportunities makes him qualified to serve on the Board.

David Waters, CFA, age 29, is the founder and investment manager of Alluvial Capital Management, LLC. He has seven years’ experience in the financial services industry, beginning his career at Wilmington Trust and continuing it at BNY Mellon. Mr. Waters launched his Registered Investment Advisory firm in 2014. He has written extensively on finance and investing topics, particularly with respect to small companies, and is the author of the well-regarded investment blog, OTCAdventures.com.

Mr. Waters is a graduate of Grove City College and resides in Pittsburgh, Pennsylvania. His financial and capital allocation experience makes him qualified to serve on the Board.

As of the date hereof, Jeffrey Moore directly owns 2,610,849 shares of the Company. Mr. Moore may be deemed to be the beneficial owner of 5,423,373 shares of the Company as he has shares voting power for shares owned by Julia Moore, Jay Moore, William May, and M&M Investments.

Steven Kiel does not directly own any shares of the Company. Arquitos Capital Management, LLC, as the general partner of Arquitos Capital Partners, LP, may be deemed the beneficial owner of the 4,580,260 shares of Common Stock beneficially owned by Arquitos Capital Partners. Mr. Kiel, as the manager of Arquitos Capital Partners and sole member of Arquitos Capital Management, may be deemed the beneficial owner of the 4,580,260 shares of Common Stock beneficially owned by Arquitos Capital Partners.

Jeremy Gold directly owns 80,000 shares of the Company. Alesia Asset Management LLC, as the Managing Member of Alesia Value Fund LLC, may be deemed the beneficial owner of the 3,008,183 shares of Common Stock beneficially owned by the Alesia Value Fund. Mr. Gold, as the co-manager of Alesia Value Fund LLC and member of Alesia Asset Management, may be deemed the beneficial owner of the 3,008,183 shares of Common Stock beneficially owned by the Alesia Value Fund in addition to the shares he directly owns.

Thomas Braziel does not directly own any shares of the Company. Mr. Braziel, as a general partner of B.E. Capital Management Fund LP may be deemed to be the beneficial owner of the 287,600 shares of Common Stock.

As of the date hereof, William May directly owns 218,000 shares of the Company.

Jeremy Deal, Rodney Lake, Tobias Shute, and David Waters do not directly own any shares of the Company.

Jeffrey Moore, Julia Moore, Jay Moore, William May, M&M Investments, Steven Kiel, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Jeremy Gold, Alesia Value Fund LLC, and Alesia Asset Management LLC may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

11

Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own or have beneficial ownership. For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company, see Schedule I.

On June 3, 2014, Jeffrey Moore, Julia Moore, Jay Moore, William May, M&M Investments, Steven Kiel, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Jeremy Gold, Christopher Olin, Alesia Value Fund LLC, and Alesia Asset Management LLC entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Other than as stated herein, and except for compensation received by Mr. Kiel as the Managing Member of Arquitos Capital Management and the compensations received by Mr. Gold as the Managing Members of Alesia Asset Management, there are no arrangements or understandings between members of Arquitos Capital Management, Alesia Asset Management, and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Special Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Company is not listed on a national securities exchange, and the Moore Shareholder Group is not aware of any independence standards the Company applies to members of the Board. The Moore Shareholder Group believes, however, that each Nominee presently is, and if elected as a director of the Company would be, “independent” as determined in accordance with director independence standards of the Nasdaq Stock Market.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under SiteStar’s Amended and Restated By-laws (the “By-laws”) and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its By-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the By-laws and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the By-laws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Moore Shareholder Group that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

12

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF CIRO E. ADAMS, CPA, LLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

The Company has not previously ratified the appointment of the independent registered public accounting firm hired to audit the Company’s financial statements and management’s assessment of internal controls over financial reporting. As such, we are seeking stockholder ratification of the appointment of Ciro E. Adams, CPA, LLC as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2015. Representatives of Ciro E. Adams, CPA, LLC are not expected to be present at the Special Meeting and are not expected to be available to respond to any questions raised at the meeting or make any statements at the meeting.

If the appointment is not ratified by a majority of the votes cast, the adverse vote will be considered as an indication that the Company should consider selecting another independent registered public accounting firm for the following fiscal year. Even if the appointment is ratified, the Board, in its discretion, may select a new independent registered public accounting firm at any time during the year if it believes that such a change would be in the Company’s best interest.

As disclosed in the Company’s Form 10-K/A filed with the SEC on November 20, 2014, fees paid by the Company to Ciro E. Adams, CPA, LLC, in 2013, and the Company’s prior independent public accounting firm, Santora CPA Group, in 2013 and 2012 were as follows:

Fees paid to Ciro E. Adams, CPA, LLC	2013	2012
Audit Fees	$42,500	—
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
Total Fees	$42,500	—

Fees paid to Santora CPA Group	2013	2012
Audit Fees	$23,820	$92,031
Audit-Related Fees	—	—
Tax Fees	1,000	750
Other Fees	—	—
Total Fees	$24,820	$92,781

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF CIRO E. ADAMS, CPA, LLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL 2015 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

13

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the

Record Date with respect to each matter to be acted on at the Special Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record

Date will retain their voting rights in connection with the Special Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, the Moore Shareholder Group believes that the only outstanding class of securities of the Company entitled to vote at the Special Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees.

This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A majority of the outstanding shares of common stock as of the Record Date, or quorum, must be present at the Special Meeting in order to hold the Special Meeting and conduct business. A stockholder’s shares are counted as present at the Meeting if the stockholder is present at the Meeting and votes in person, or if a proxy has been properly submitted by the stockholder or on the stockholder’s behalf. Abstentions and, provided there are routine matters to be voted on, broker non-votes are counted as present for the purpose of determining the presence of a quorum. Only stockholders of record at the close of business on January 7, 2015, the Record Date for the Special Meeting, are entitled to receive notice of and to vote at the Meeting. On that date, there were 74,085,705 shares of common stock outstanding and entitled to vote at the Meeting

‘‘Broker non-votes’’ are shares of common stock held by a bank, broker or other nominee over which the bank, broker, or other nominee does not have discretionary authority to vote on a particular matter without instructions from the beneficial owner and for which the bank, broker or other nominee has not received specific voting instructions. Shares of common stock that reflect ‘‘broker non-votes’’ are treated as shares that are present and entitled to vote for the purposes of determining the presence of a quorum to the extent there are routine matters to be voted on. However, for purposes of determining the outcome of any matter as to which the broker or nominee does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter, even though the shares of common stock may be considered present and entitled to vote for the purposes of determining a quorum and voting on other matters.

If you are a shareholder of record, you must deliver your vote by mail, attend the Special Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

14

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The nine (9) Nominees receiving the highest number of affirmative votes will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Under Nevada law, abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of these proposals, although they are counted for purposes of determining whether there is a quorum provided there are routine matters to be voted on.

Ratification of the Appointment of Accounting Firm ─ Assuming that a quorum is present, the selection of Ciro E. Adams, CPA, LLC will be deemed to have been ratified if the holders of a majority of the shares having voting power present in person or represented by proxy at the Special Meeting vote in favor of ratification. Broker non-votes will have no effect on the ratification of the appointment, but abstentions will act as a vote against ratification of the appointment.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Moore Shareholder Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company at 7109 Timberlake Rd., Suite 201, Lynchburg, VA 24502 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Moore Shareholder Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, InvestorCom may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD,

PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD
IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Moore Shareholder Group. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of the Moore Shareholder Group have entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $15,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Moore Shareholder Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Moore Shareholder Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately 30 persons to solicit stockholders for the Special Meeting.

15

The entire expense of soliciting proxies is being borne by the Moore Shareholder Group. Costs of this solicitation of proxies are currently estimated to be approximately $50,000. The Moore Shareholder Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $25,000.

The Moore Shareholder Group intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. The Moore Shareholder Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees, Jeffrey Moore, Steven Kiel, Jeremy Gold, Thomas Braziel, Jeremy Deal, Rodney Lake, William T. May, Tobias Shute, and David Waters are the Participants in this solicitation. Additional participants are Julia H. Moore, Jay B. Moore, M & M Investments, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Alesia Value Fund LLC, Alesia Asset Management LLC, and Christopher Olin. The principal occupation of Jeffrey Moore is as a private investor. The principal business of Arquitos Capital Partners, LP is investing in securities. The principal business of Arquitos Capital Management, LLC is serving as the general partner of Arquitos Capital Partners. The principal occupation of Steven Kiel is as the managing member of Arquitos Capital Management, LLC. The principal business of Alesia Value Fund LLC is investing in securities. The principal business of Alesia Asset Management LLC is serving as the managing member of Alesia Value Fund LLC. The principal occupation of Jeremy Gold is as the managing member of Alesia Asset Management LLC. The principal business of B.E. Capital Management Fund LP is investing in securities. The principal business of B.E. Capital Management LLC is serving as the general partner of B.E. Capital Management Fund LP. The principal occupation of Thomas Braziel is as the managing member of B.E. Capital Management LLC. The principal business of J. Deal Partnership I, LP is investing in securities. The principal business of JDP Capital Management, LLC is serving as the general partner of J. Deal Partnership I. The principal occupation of Jeremy Deal is as the managing member of JDP Capital Management, LLC. The principal occupation of Mr. Lake is as an investment consultant. The principal occupation of William May is as a private investor. The principal occupation of Tobias Shute is as an investment consultant. The principal occupation of David Waters is as an investment professional. The principal occupation of Julia Moore is as a private investor. The principal occupation of Jay Moore is as a private investor. The principal business of M & M Investments is investing in operational businesses. The principal occupation of Christopher Olin is as the managing member of Alesia Asset Management LLC.

The address of the principal office of Jeffrey Moore, Julia H. Moore, Jay B. Moore, William T. May, and M & M Investments is 1904 Deauville Dr., Lexington, KY 40504. The address of the principal office of each of Arquitos Capital Partners, LP, Arquitos Capital Management, LLC and Mr. Kiel is 96 Trinidad Bend, Coronado, CA 92118. The address of the principal office of each of the Alesia Value Fund LLC, Alesia Asset Management LLC, Mr. Gold, and Mr. Olin is 22287 Mulholland Highway, Suite 180, Calabasas, CA 91302. The address of the principal office of each of the B.E. Capital Management Fund LP, B.E. Capital Management LLC, and Mr. Braziel, is 211 East 70th St., New York, NY 10021. The address of the principal office of each of the J. Deal Partnership I, LP, JDP Capital Management, LLC, and Mr. Deal, is 701 Kettner Blvd., Suite 141, San Diego, CA 92101. The address of the principal office of Rodney Lake is 1717 Pennsylvania Avenue, NW, Suite 1025, Washington, DC 20016. The address of the principal office of William May is 1220 Versailles Rd, Lawrenceburg KY 40342. The address of the principal office of Tobias Shute is 2125 14th St NW #228, Washington, DC 20009. The address of the principal office of David Waters is 1833 Kleber St., Pittsburgh, PA 15212.

As of the date hereof, Jeffrey Moore is deemed to beneficially own 5,423,373 shares of Common Stock.

16

As of the date hereof, Steven Kiel is deemed to beneficially own 4,580,260 shares of Common Stock. Arquitos Capital Management, LLC, as the general partner of Arquitos Capital Partners, LP, may be deemed the beneficial owner of the 4,580,260 shares of Common Stock beneficially owned by Arquitos Capital Partners. Mr. Kiel, as the manager of Arquitos Capital Partners and sole member of Arquitos Capital Management, may be deemed the beneficial owner of the 4,580,260 shares of Common Stock beneficially owned by Arquitos Capital Partners.

As of the date hereof, Jeremy Gold is deemed to beneficially own 3,088,183 shares of Common Stock. Alesia Asset Management LLC, as the managing member of Alesia Value Fund LLC, may be deemed the beneficial owner of the 3,008,183 shares of Common Stock beneficially owned by the Alesia Value Fund. Mr. Gold, as the co-manager of Alesia Value Fund LLC and member of Alesia Asset Management, may be deemed the beneficial owner of the 3,008,183 shares of Common Stock beneficially owned by the Alesia Value Fund. Mr. Gold also owns 80,000 shares of Common Stock directly.

As of the date hereof, Thomas Braziel is deemed to beneficially own 287,600 shares of Common Stock. B.E. Capital Management LLC, as the managing member of B.E. Capital Partners LLC, may be deemed the beneficial owner of the 287,600 shares of Common Stock beneficially owned by B.E. Capital Partners. Mr. Braziel, as the manager of B.E. Capital Partners and member of B.E. Capital Management, may be deemed the beneficial owner of the 287,600 shares of Common Stock beneficially owned by B.E. Capital Partners.

As of the date hereof, Jeremy Deal does not beneficially own shares of Common Stock.

As of the date hereof, Rodney Lake does not beneficially own shares of Common Stock.

As of the date hereof, William May is deemed to beneficially own 218,000 shares of Common Stock.

As of the date hereof, Julia Moore is deemed to beneficially own 758,489 shares of Common Stock.

As of the date hereof, Jay Moore is deemed to beneficially own 648,675 shares of Common Stock.

As of the date hereof, M&M Investments is deemed to beneficially own 1,187,360 shares of Common Stock.

As of the date hereof, Tobias Shute does not beneficially own shares of Common Stock.

As of the date hereof, David Waters does not beneficially own shares of Common Stock.

Jeffrey Moore, Julia Moore, Jay Moore, William May, M&M Investments, Steven Kiel, Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, Jeremy Gold, Alesia Value Fund LLC, and Alesia Asset Management LLC are members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own 13,091,816 of the 13,379,416 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

17

The shares of Common Stock purchased by Jeffrey Moore, Julia Moore, Jay Moore, William May, and M & M Investments were purchased with personal funds. The shares of Common Stock purchased by Arquitos Capital Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The shares of Common Stock purchased by the Alesia Value Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The shares of Common Stock purchased directly by Jeremy Gold were purchased with personal funds. The shares of Common Stock purchased by B.E. Capital Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Special Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Moore Shareholder Group is unaware of any other matters to be considered at the Special Meeting. However, should other matters, which the Moore Shareholder Group is not aware of a reasonable time before this solicitation, be brought before the Special Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

18

ADDITIONAL DISCLOSURES

Jeffrey I. Moore, who currently serves on the Board of the Company, is not a member of any committee of the Board. He has received no compensation from the Company in 2013 or 2014 in connection with his service on the Board or otherwise.

SiteStar has not provided biographical information on the Company’s directors.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

Moore Shareholder Group

January 20, 2015

19

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

Jeffrey I. Moore

180,000	9/10/2013
20,000	9/10/2013
10,000	9/10/2013
69,000	6/27/2013
56,857	6/26/2013

Julia Moore

100,000	6/26/2013

William T. May

128,000*	1/27/2014

*Transferred from Anna K. May

M&M Investments

200,000	10/08/2013
135,000	7/15/2013
185,000	6/26/2013

Arquitos Capital Partners, LP

10,000	12/16/2014
11,000	12/12/2014
12,000	12/12/2014
10,000	12/12/2014
1,815	12/12/2014
94,900	12/01/2014
55,200	12/01/2014
50,000	12/01/2014
45,000	12/01/2014
5,800	12/01/2014
44,000	12/01/2014
80,000	11/24/2014
7,500	11/24/2014
9,900	11/24/2014
176,000	11/24/2014
15,000	11/24/2014
180,000	11/19/2014
20,000	11/10/2014
9,000	11/10/2014

I-1

9,000	11/10/2014
80,000	04/15/2014
20,000	04/15/2014
100,000	04/15/2014
95,000	04/15/2014
5,000	04/15/2014
72,900	04/15/2014
27,100	04/15/2014
10,000	04/15/2014
44,800	04/14/2014
100,000	04/14/2014
100,000	04/14/2014
10,200	04/11/2014
100,000	04/10/2014
55,000	04/10/2014
200,000	04/10/2014
15,000	04/10/2014
66,000	04/09/2014
5,000	04/09/2014
25,000	04/09/2014
100,000	04/09/2014
70	04/08/2014
105,250	04/08/2014
300,000	04/08/2014
95,000	04/08/2014
20,000	04/08/2014
3,750	04/08/2014
10,000	04/08/2014
29,100	04/08/2014
50,000	04/07/2014
5,000	04/04/2014
5,000	04/01/2014
10,000	03/25/2014
5,000	03/24/2014
10,000	03/21/2014
(11,525)	03/11/2014
(56,000)	03/03/2014
(100,000)	03/03/2014
(175,000)	02/25/2014
(10,000)	02/10/2014
(200,000)	01/24/2014
(2,500)	01/23/2014
(5,000)	01/23/2014
(200,000)	01/22/2014
(100,000)	01/16/2014
(100,000)	01/16/2014
(3,800)	01/15/2014
(25,000)	12/26/2013
200,000	09/13/2013
150,000	09/13/2013
250,500	08/22/2013

I-2

250,000	08/22/2013
140,000	08/22/2013
110,000	08/22/2013
60,000	07/24/2013
57,500	06/27/2013
500,000	06/26/2013
300,000	06/26/2013
300,000	06/26/2013
100,000	06/26/2013
10,000	06/24/2013
2,933	06/24/2013
1,600	06/04/2013
40,400	05/24/2013
1,000	05/23/2013
54,067	05/23/2013
20,000	05/21/2013
200,000	05/21/2013
2,500	05/09/2013
18,300	01/15/2013

Alesia Value Fund LLC

417,500	11/28/2014
250,000	7/31/2014
15,000	5/23/2014
17,500	5/22/2014
25,000	5/20/2014
62,600	5/19/2014
176,250	5/13/2014
381,181	5/12/2014
40,000	5/09/2014
30,400	5/06/2014
50,000	5/02/2014
212,600	12/17/2013
287,400	12/16/2013
33,000	10/31/2013
241,000	10/30/2013
208,752	10/10/2013
155,000	10/09/2013
405,000	9/27/2013

Jeremy K. Gold

80,000	6/24/2013

B.E. Capital Management Fund LP

20,000	8/12/14
25,000	8/11/14
42,500	7/23/14
100,000	7/23/14
25,000	7/14/14
25,000	7/14/14
50,100	7/14/14

I-3

SCHEDULE II

The following table is reprinted from SiteStar’s 10-K/A, filed by the Company with the Securities and Exchange Commission on November 20, 2014 and has been edited to correct information pertaining to Mr. Moore that we believe was incorrect in the Company’s November 20, 2014 10-K/A filing.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The following table sets forth certain information as of March 31, 2014 regarding the record and beneficial ownership of our common stock by: (i) any individual or group (as that term is defined in the federal securities laws) of affiliated individuals or entities who is known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock; (ii) each of our executive officers and directors; and (iii) our executive officers and directors as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent Of Class (1)

Frank and Julie Erhartic 7109 Timberlake Road Lynchburg, VA 24502	24,583,980	33.18%
Daniel A. Judd 7109 Timberlake Road Lynchburg, VA 24502	133,865	0.18%
Jeff Moore 1904 Deauville Dr. Lexington, KY 40504	5,423,373	7.32%
All directors and officers As a group (3 persons)	30,141,218	40.68%

(1) Percent of class is based on 74,085,705 shares of common stock outstanding as of March 31, 2014.

II-1

The following table is provided by the Moore Shareholder Group regarding beneficial ownership by other persons known to us to own more than 5% of our outstanding common stock as of January 20, 2015.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class

Jeffrey I. Moore(1) 1904 Deauville Dr., Lexington, KY 40504	5,423,373	7.32%
Arquitos Capital Partners, LP(1) 96 Trinidad Bend Coronado, CA 92118	4,580,260	6.18%

(1) Based on Form 4 filed with the Securities and Exchange Commission on December 16, 2014.

II-2

WHITE PROXY CARD

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Moore Shareholder Group your proxy FOR the election of the Nominees for the Special Meeting by taking three steps:

•	SIGNING the enclosed WHITE proxy card;

•	DATING the enclosed WHITE proxy card; and

•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

REVOCABLE FORM OF PROXY
SITESTAR CORP.

THE JEFFREY I. MOORE SHAREHOLDER GROUP

SPECIAL MEETING OF
STOCKHOLDERS

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE	CAST YOUR IMPORTANT VOTE BY RETURNING THIS WHITE CARD OR FOLLOWING THE EASY TELEPHONE OR INTERNET VOTING INSTRUCTIONS ON THE REVERSE SIDE

The undersigned, revoking all prior proxies, hereby appoints Jeffrey I. Moore and Steven L. Kiel, and either one of them with full power of substitution, as proxy or proxies to vote for the undersigned, in the name of the undersigned, all of the Common Stock of Sitestar Corp. (the “Company”) of the undersigned, as if the undersigned were personally present and voting at the Company’s Special Meeting of Stockholders to be held at the offices of InvestorCom, Inc., 65 Locust Ave., New Canaan, CT 06840, on February 12, 2015 at 10:00 a.m. (the “Special Meeting”), and at any and all adjournments and postponements thereof, upon the matters specified below and, in their discretion, upon such other matters as may properly come before the meeting.

Authorized Signature: This Section must be completed for your vote to be counted. Please sign and date below.

Date: _____________________

_______________________ __________________________

Sign Above Co-holder (if any) sign above

Please sign exactly as your name appears hereon. Joint owners should each sign. When signing as an attorney, administrator, executor, corporate officer, trustee, guardian or custodian, please give full title.

The Jeffrey I. Moore Shareholder Group recommends a vote FOR the election of the following nominees for director.

1. Election of seven (9) directors
	For □		Withhold □	For All Except □
01	Jeffrey I. Moore	02	Steven L. Kiel
03	Jeremy K. Gold	04	Thomas R. Braziel
05	Jeremy K. Deal	06	Rodney Lake
07	William T. May	08	Tobias B. Shute
09	David Waters

INSTRUCTION: To withhold authority to vote for any individual nominees, mark “For All Except” and write the name or number of the nominee(s) in the space provided below.

__________________________________________

The Jeffrey I. Moore Shareholder Group makes no recommendation but intends to vote FOR proposals 2.
		For	Against	Abstain
2.To ratify the appointment of Ciro E. Adams, CPA, LLC as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2015		□	□	□

THIS FORM OF PROXY IS SOLICITED ON BEHALF OF THE
JEFFREY I. MOORE SHAREHOLDER GROUP

Detach above card, sign, date and mail in postage paid envelope provided.

SITESTAR CORP.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

THIS FORM OF PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SIGNING STOCKHOLDER. IF NO DIRECTION IS MADE, THIS FORM OF PROXY WILL BE VOTED FOR ELECTION OF THE NOMINEES FOR DIRECTOR SPECIFIED IN THE PROXY STATEMENT, FOR RATIFICATION OF THE SELECTION OF CIRO E. ADAMS, CPA, LLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2015.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

[Reverse Side]

IMPORTANT

REVIEW THE PROXY STATEMENT AND VOTE

Vote by mail:

Mark, sign, date the front of this WHITE proxy card and return it in the postage prepaid envelope, or mail to: InvestorCom, Inc., 65 Locust Avenue, Suite 302, New Canaan, CT 06840

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

s